News Release

RESIN SYSTEMS COMPLETES $5.0 MILLION EQUITY FINANCING

Edmonton, Alberta, November 6, 2006: Resin Systems Inc. ("RS") (RS - TSX / RSSYF - OTCBB), a composite products innovation company, announced today the closing of its previously announced private placement equity financing.  At closing, a total of 3,378,378 common shares of RS were issued at a price of $1.48 per share for gross proceeds of $5.0 million.

RS intends to use the net proceeds of the offering to fund order fulfillment of its RStandard™ modular composite utility poles and for general working capital purposes.

Kingsdale Capital Markets Inc. (the "Agent") acted as RS's agent in connection with the private placement.  As part of the consideration for its services, the Agent was issued broker warrants to purchase an aggregate of 168,919 common shares of RS at an exercise price of $1.70 per share until November 6, 2007.

All of the common shares and broker warrants issued by RS pursuant to the private placement are subject to a four month hold period.

About RS

RS is a composite product innovator.  RS develops advanced composite products for large-scale industrial markets.  These products replace products which traditionally have been made using conventional building blocks of wood, concrete and steel.  The foundation of RS is continuous innovation and product development utilizing its proprietary Version™ polyurethane resin system.

RS's business strategy is to continually seek out future business opportunities in its realm of expertise while applying a focused, disciplined approach to commercializing those opportunities that pass its business tests.  To date, RS has successfully developed and is bringing to market the award winning RStandard™ modular composite transmission and distribution structure and is in various stages of development of additional new composite products.  For the latest on RS's developments, click on "Latest News" on www.grouprsi.com.

"Version", "RStandard" and "VRoll" are trademarks of RS.

For more information please contact:

Greg Pendura

Rob Schaefer

Chairman, President and Chief Executive Officer

Chief Financial Officer and Corporate Secretary

Resin Systems Inc.

Resin Systems Inc.

Phone:  (780) 482-1953

Phone:  (403) 219-8000

Fax:  (780) 452-8755

Fax:  (403) 219-8001

Email:  gregp@grouprsi.com

Email:  robs@grouprsi.com

This news release contains forward-looking statements as it pertains to the expenditure of the net proceeds of the offering by RS.  The forward-looking statements as to the expenditure of the net proceeds of the offering are not guarantees of how the net proceeds will be spent and undue reliance should not be placed on them.  The actual expenditure of the net proceeds may differ materially as a result of any number of factors and uncertainties, many of which factors are beyond RS's control.  Many of these risks and uncertainties are described in RS's 2005 annual information form, RS's management's discussion and analysis and other documents RS files with the Canadian securities authorities and the United States Securities and Exchange Commission.